Exhibit 99.3

NEWS RELEASE

WOLSELEY plc

ACQUISITIONS COMPLETED DURING JANUARY 2003

Wolseley plc, the world’s largest specialist trade distributor of plumbing, heating and building material products, announces today the recent acquisition of four distribution businesses in the USA and Canada for an aggregate consideration of approximately £37.1 million in cash.

These acquisitions bring Wolseley’s total acquisition spend, including debt acquired, for the 6 months ending 31 January 2003, to approximately £56.6 million. In total, the 11 acquisitions completed in the first 6 months of the year are expected to add approximately £161.3 million to group turnover in a full year.

Details of the businesses, none of which have previously been announced, are set out below.

US Building Materials Distribution

Stock Building Supply has acquired Wenco Distributors of Texas (“Wenco”) for an approximate cash consideration, including debt, of $45.8 million (£28.1 million). Wenco is a leading distributor of millwork, lumber and building materials to professional contractors and operates from eight facilities throughout Texas. This acquisition continues Stock’s strategy of increased focus on value added activities which represent over 60% of Wenco’s turnover. Wenco’s turnover in the year ended 31 December 2002 was $143.7million (£88.2 million).

North American Plumbing and Heating Distribution

Wolseley Canada has acquired Meridian Specialities Inc. (“Meridian”) for a cash consideration, including debt, of approximately C$14.4million (£5.8 million). Meridian is a leading supplier of industrial valves to the Oil & Gas, Pulp Mills and Mining sectors in Western Canada and had turnover of C$48.5 million (£19.6 million) in the year ended 28 February 2002.

Ferguson Enterprises has acquired Triangle Supply Company, Inc. (“Triangle”) for an approximate cash consideration, including debt, of $3.4 million (£2.1 million). Triangle is a wholesale distributor of plumbing supplies, primarily to professional contractors in the Dallas, Texas area.

In addition, Ferguson Enterprises has acquired certain assets of the Corona California branch of York International Corp. (“York Corona”) for an approximate cash consideration, including debt, of $1.8million (£1.1 million). York International Corp (“YIC”) is a major supplier of heating and air conditioning equipment in the US and Ferguson is YIC’s distributor in Southern California.

Together, Triangle and York Corona had a turnover of approximately $18.8 million (£11.5 million) in the year ended 31 December 2002.

Charles Banks, Group Chief Executive of Wolseley said:

“I am delighted to announce these additions to the Group, which further strengthen our North American plumbing and heating network and give us additional capacity in the value added product range of our lumber distribution business. Furthermore, they highlight our continued strategy to expand through a combination of organic growth and bolt on acquisitions.”

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Note: The following exchange rates have been used in this release:-

£1 = $1.63
£1 = C$2.48

ENQUIRIES:

Steve Webster – Group Finance Director
Wolseley plc
Telephone 0118 929 8714

Sophie Fitton / Nina Richmond
Brunswick Group
Telephone 020 7404 5959